UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ESMARK INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value (“the Common Stock”)

(Title of Class of Securities)

296475106

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

with a copy to:

Daniel S. Sternberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 296475106	Page 2 of 5

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 296475106	Page 3 of 5

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

23,740,689 (See Item 5)

8. SHARED VOTING POWER

None

9. SOLE DISPOSITIVE POWER

23,740,689 (See Item 5)

10. SHARED DISPOSITIVE POWER

None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,740,689 (See Item 5)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.1% (See Item 5)

14. TYPE OF REPORTING PERSON

IA, OO (See Item 4)

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CUSIP No. 296475106	Page 4 of 5

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on December 7, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on May 22, 2002(the Original Schedule 13D, together with Amendment No. 1 thereto, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction

FMA has considered the tender offer commenced on May 30, 2008, as amended on June 5, 2008 by OAO Severstal to purchase all outstanding shares of Common Stock for cash at $17.00 per share (the “Severstal Offer”). Consistent with the rationale expressed in its May 21, 2008 letter to the Board of Directors of the Issuer, in view of the uncertainty related to the opposition of the USW to the proposed acquisition of the Issuer by Essar Steel, FMA is tendering today all of the shares of Common Stock owned by Investment Management clients of FMA into the Severstal Offer.

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CUSIP No. 296475106	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2008

Franklin Mutual Advisers, LLC

By: /s/ BRADLEY TAKAHASHI

---------------------------------------

Name: Bradley D. Takahashi

Title: Vice President

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